Exhibit 1

Media Relations	Investor Relations
Paula Andrea Escobar	Jesús Ortiz
+57 (1) 603-9079	+57 (1) 603-9051
paulaandrea.escobar@cemex.com	jesus.ortizd@cemex.com

CEMEX LATAM HOLDINGS REPORTS

SECOND QUARTER 2017 RESULTS

•	During the quarter our free cash flow after total capital expenditures increased by 12%, in spite of a 39% decline in operating EBITDA.

•	We achieved a new historic cement volume record in our operations in the Rest of CLH region, during the April-June period.

•	We reached our lowest level of working capital investment during a second quarter, with minus 9 average working capital days. On a year over year basis, we were able to reduce our quarterly working capital needs by 27 million dollars.

BOGOTA, COLOMBIA. JULY 26, 2017 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that consolidated net sales reached US$314 million during the second quarter of 2017, decreasing by 12% on a year-over-year basis. During the first half of the year consolidated net sales reached US$643 million, declining by 4% compared to those of the same period of 2016. These declines are mostly explained by lower cement volumes and prices in Colombia. As a result, operating EBITDA declined by 39% and 26% during the second quarter and the first half of 2017, respectively, on a year over year basis.

During the second quarter of 2017, our consolidated domestic gray cement, ready-mix and aggregates volumes were negatively affected by fewer working days and adverse weather conditions, and decreased by 3%, 13% and 9%, compared to those of the second quarter of 2016, respectively. During the quarter, our consolidated daily cement dispatches grew by 1.5%, on a year-over-year basis, and increased in all of our operations with the exception of Colombia and Nicaragua.

Jaime Muguiro, CEO of CLH, said, “Despite the increase in our daily cement dispatches in most of our operations, and in spite of having achieved a new historic cement volume record in our Rest of CLH region, our results were negatively affected by the intense competitive environment in Colombia, fewer working days as a consequence of the Easter holidays, and adverse weather conditions.”

CLH’s Financial and Operational Highlights

•	We achieved a new historic cement volume record in our operations in the Rest of CLH region, which includes our operations in Nicaragua, Guatemala, El Salvador and Manaus, in Brazil.

•	Our EBITDA was negatively affected as cement prices in Colombia declined by 23% and 20% during the second quarter and first half of the year, respectively, compared to those of the same periods in 2016.

•	For the fifth consecutive quarter, during the April-June period, our working capital investment remained in negative territory.

•	Free cash flow after total capital expenditures increased by 12% during the second quarter, compared to that of the same period of last year.

Jaime Muguiro added, “Despite a 39% decline in our quarterly EBITDA, mostly explained by lower volumes and prices in Colombia, our Free Cash Flow after total capital expenditures increased by 12%. I am optimistic that in spite of the headwinds we are facing in Colombia as a result of the very challenging competitive dynamics, during 2017 we will be able to continue delivering a strong Free Cash Flow as a consequence of the important reduction in our Strategic Capex and our disciplined working capital management.”

Consolidated Corporate Results

During the second quarter of the year, controlling interest net income reached US$16 million decreasing 72% compared to that of the second quarter of 2016.

Net debt was reduced during the second quarter of 2017 to US$897 million.

Geographical Markets Second Quarter 2017 Highlights

Operating EBITDA in Colombia decreased by 63% to US$23 million, versus US$61 million in the second quarter of 2016, with a decline of 26% in net sales reaching US$135 million.

In Panama, operating EBITDA decreased by 19% to US$27 million during the quarter. Net sales reached US$72 million in the second quarter of 2017, an increase of 6% compared to those in the same period of 2016.

In Costa Rica, operating EBITDA reached US$15 million during the quarter, decreasing by 16% on a year-over-year basis. Net sales declined by 8% to US$39 million, compared to those of the second quarter of 2016.

In the Rest of CLH operating EBITDA declined by 9% to US$23 million during the quarter. Net sales reached US$75 million in the second quarter of 2017, an increase of 6% compared to those of the same period in 2016.

CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, Guatemala, and Brazil. CLH’s mission is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers in the markets where we operate.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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